FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  PFSWEB, INC.
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           (Exact name of registrant as specified in its charter)


         Delaware                                            75-2837058
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(State of incorporation                                      (I.R.S. Employer
or organization)                                             Identification No.)

   500 North Central Expressway
   Plano, TX                                                       75074
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(Address of principal executive offices)                           (Zip Code)

        Securities to be registered pursuant to Section 12(b)of the Act:


   Title of each class                    Name of each exchange on which
   to be so registered                    each class is to be registered
   -------------------                    ------------------------------
   None

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

         Securities to be registered pursuant to Section 12(g) of the Act:

                               Rights to Purchase
                            Series A Preferred Stock

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                      This documents consists of 7 pages.
           The exhibit index is contained on page 7 of this document.

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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

         On June 8, 2000, the Board of Directors (the "Board") of PFSWeb, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $0.001 per share (a "Common Share"), of the Company to stockholders of record at the close of business on July 6, 2000 (the "Record Date"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $1.00 per share ("Series A Shares"), at a price of $67 (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent.

         Initially, no separate Right Certificates will be distributed. Until the earlier to occur of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (collectively, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (b) 15 business days (or such later date as may be determined by the action of the Board before any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Separation Date"), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares. The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with, and only with, Common Share certificates. From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Separation Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Separation Date and will expire on July 6, 2010 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

         In the event that (a) a person (other than the Company and its affiliates) becomes the beneficial owner of 15% or more of the then outstanding Common Shares (in

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
any manner, except pursuant to (i) the exercise of stock options granted pursuant to the Company's existing and future stock option plans, and (ii) the exercise of conversion rights contained in specified stock issues of the Company), or (b) the Board declares any person to be an adverse person upon a determination that such person has become the beneficial owner of a substantial amount of Common Shares (which shall in no event be less than 10% of the Common Shares then outstanding), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

                  In the event that, at any time following the first date of public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such (the "Shares Acquisition Date"), (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged or (c) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

                  The Board may, at its option, at any time after the right of the Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; provided, however, that such Right cannot be exercised once a Person, together with such Person's Affiliates and Associates, becomes the owner of 50% or more of the outstanding Common Shares. If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

         Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the fourth and fifth paragraphs hereof, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. The Rights Agreement contains provisions intended to prevent the utilization of voting trusts or similar arrangements (except for a contemplated voting arrangement between two of the Company's principal stockholders) that could have the effect of rendering ineffective or circumventing the beneficial ownership rules set forth in the Rights Agreement.

         The Purchase Price payable, and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series A Shares on, or a

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
subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-thousandth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price of the Series A Shares on the last trading date prior to the date of exercise.

         At any time after the date of the Rights Agreement until the earlier of
(A) the date a Person becomes an Acquiring Person or (B) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will no longer be exercisable. Thereafter the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as set forth above.

         The provisions of the Rights Agreement may be amended by the Board without approval of the holders of Rights; provided, however, that following the date on which a person has become an Acquiring Person, no such amendment will adversely affect the interests of holders of Rights.

         A copy of the Rights Agreement specifying the terms of the Rights (including the following Exhibits: (A) the Certificate of Designation with respect to Series A Preferred Stock, specifying the terms of the Series A Shares, (B) the form of the Right Certificate and (C) the Summary of Rights to Purchase Series A Shares) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights and the Series A Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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Item 2.  Exhibits.
         --------

         The following exhibits are filed as part of this Registration Statement on Form 8-A:

         1    Rights Agreement, dated as of June 8, 2000, between the
              Company and ChaseMellon Shareholder Services, LLC, which includes the Certificate of Designation in respect of the Series A Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 PFSWEB, INC.
                                 (Registrant)



Date: June 14, 2000              By:  /s/ Thomas J. Madden
                                     ---------------------------------
                                      Name:  Thomas J. Madden
                                      Title: Vice President - Finance, Chief
                                             Financial and Accounting Officer


                                 By:  /s/ Harvey Achatz
                                     ---------------------------------
                                       Name: Harvey Achatz
                                       Title: Secretary

                              INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit                                                              Numbered
Number                             Exhibit                             Page
------                             -------                             ----

  1                  Rights Agreement, dated as of June 8,
                     2000, between the Company and
                     ChaseMellon Shareholder Services, LLC,
                     which includes the Certificate of
                     Designation in respect of the Series A
                     Preferred Stock as Exhibit A, the form
                     of Right Certificate as Exhibit B and
                     the Summary of Rights to Purchase
                     Series A Preferred Stock as Exhibit C.
                     Pursuant to the Rights Agreement,
                     Right Certificates will not be mailed
                     until after the Separation Date (as
                     defined therein).

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